UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 7, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Canadian Solar Inc.

File No. 1-33107 - CF#23748

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Canadian Solar Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 8, 2009.

Based on representations by Canadian Solar Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.2	through December 31, 2010
Exhibit 4.3	through December 31, 2015
Exhibit 4.4	through December 31, 2009
Exhibit 4.5	through December 31, 2009
Exhibit 4.6	through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel